625 Fourth Avenue South

Minneapolis, MN 55415

April 25, 2006

Vincent J. DiStefano, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds
40 Act File No.: 811-05075

Dear Mr. DiStefano:

Enclosed herewith is a proposed definitive Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Thrivent Mutual Funds (the Registrant).

The proposed proxy statement contains changes made in response to comments made by Staff to the Fund’s Preliminary Proxy Statement filed on April 4, 2006 (Accession Number 0001193125-06-073001). The changes are intended to comply with all comments and are noted on the redlined version.

Registrant hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope to file our definitive proxy statement as soon as possible. Please feel free to contact Michael J. Radmer, partner at Dorsey & Whitney in Minneapolis (612-340-2724) or me by email or telephone (612-340-7215) if you have any questions about this filing.

Very truly yours,

/s/ James M. Odland

James M. Odland

Secretary and Chief Legal Officer

CC:	Michael J. Radmer